EXHIBIT 99

                      AZTECA HOLDINGS, S.A. DE C.V. AND SUBSIDIARIES
                               CONSOLIDATED BALANCE SHEETS*

[LOGO of
 TV AZTECA]    MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003, PURCHASING POWER


                                                                                           AT DECEMBER 31,
                                                                       ------------------------------------------------------------

                                                                                                      MILLIONS OF U.S. DOLLARS (**)
                                                                                                   ---------------------------
                                                                           2002         2003           2002          2003
                               ASSETS

    Current assets:
      Cash and cash equivalents                                         Ps  1,491    Ps  2,631     US$   133    US$    234
      Pledged securities                                                       89            -             8             -
      Accounts receivable                                                   5,145        5,658           458           504
      Due from related parties                                                361          511            32            46
      Exhibition rights                                                       322          440            29            39
      Inventories                                                             140           67            12             6
                                                                          --------     --------       -------       -------

          Total current assets                                              7,549        9,308           672           829

    Accounts receivable from Unefon. S.A. de C.V. (Unefon)                  2,089        1,798           186           160
    Property, machinery and equipment-Net                                   2,420        2,196           215           196
    Television concessions-Net                                              3,890        3,852           346           343
    Exhibition rights                                                       1,434        1,192           128           106
    Investment in Unefon                                                    1,826          666           163            59
    Investment in Todito.com, S.A. de C.V. (Todito)                           333          215            30            19
    Advance payments to Pappas Telecasting through Azteca America           1,200        1,451           107           129
    Other assets                                                            1,358          875           121            78
    Goodwill-Net                                                            1,551        1,413           138           126
    Deferred income tax asset                                                 166          107            15            10
                                                                          --------     --------       -------       -------

          Total assets                                                  Ps 23,816    Ps 23,073     US$ 2,120    US$  2,054
                                                                          ========     ========       =======       =======


                    LIABILITIES AND STOCKHOLDERS' EQUITY

    Current liabilities:

      Current portion of long-term bank loans                           Ps     49    Ps     77     US$     4    US$      7
      Current portion of senior secured notes                               1,621        1,430           144           127
      Short-term debt                                                         405          893            36            79
      Interest payable                                                        300          236            27            21
      Exhibition rights payable                                               623          476            55            42
      Accounts payable and accrued expenses                                   751          873            67            78
      Due to related parties                                                  204          122            18            11
                                                                          --------     --------       -------       -------

          Total current liabilities                                         3,954        4,107           352           366
                                                                          --------     --------       -------       -------

    Long-term liabilities:
      Senior secured notes                                                  5,987        6,004           533           535
      Bank loans                                                            1,355        1,964           121           175
      Advertising advances                                                  4,792        5,049           427           450
      Unefon advertising advances                                           2,253        2,075           201           185
      Todito advertising, programming and services advance                    524          320            47            28
      Exhibition rights payable                                               256          120            23            11

                                                                          --------     --------       -------       -------

          Total long-term liabilities                                      15,167       15,532         1,350         1,383
                                                                          --------     --------       -------       -------

          Total liabilities                                                19,121       19,640         1,702         1,749
                                                                          --------     --------       -------       -------

    Stockholders' equity:
      Capital stock                                                         3,019        3,019           269           269
      Premium on the issuance of capital stock                                176          176            16            16
      Insufficiency in the restatement of capital                            (763)      (1,093)          (68)          (97)
      Accumulated deficit                                                    (408)        (821)          (36)          (73)
                                                                          --------     --------       -------       -------

    Majority stockholders' equity                                            2,023        1,280           180           114
    Minority stockholders' equity                                            2,672        2,153           238           192
                                                                          --------     --------       -------       -------

          Total stockholders' equity                                         4,695        3,433           418           306
                                                                          --------     --------       -------       -------

          Total liabilities and stockholders' equity                     Ps 23,816    Ps 23,073     US$ 2,120    US$  2,054
                                                                          ========     ========       =======       =======

      End of Period Exchange Rate                                        Ps 10.40     Ps 11.23

 *  Mexican GAAP.
 ** The U.S. dollar figures  represent the Mexican peso amounts as of December 31, 2003, expressed as of December 31, 2003 purchasing power, translated at the exchange rate of Ps. 11.23 per U.S. dollar.

                       AZTECA HOLDINGS, S.A. DE C.V. AND SUBSIDIARIES
                              CONSOLIDATED RESULTS OF OPERATIONS*

[LOGO of
 TV AZTECA]    MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003, PURCHASING POWER


                                                                                         YEAR ENDED DECEMBER 31,
                                                                 -----------------------------------------------------------------

                                                                                                    MILLIONS OF U.S. DOLLARS (**)
                                                                                                  --------------------------------
                                                                      2002           2003             2002            2003

Net revenue                                                      Ps     7,011     Ps   7,323      US$     624     US$     652
                                                                     ---------       --------         --------         -------

Programming, production, exhibition and transmission costs              2,611          2,854              232             254
Sales and administrative expenses                                       1,030          1,052               92              94
                                                                     ---------       --------         --------         -------

Total costs and expenses                                                3,641          3,907              324             348
                                                                     ---------       --------         --------         -------

Operating profit before depreciation and amortization                   3,370          3,416              300             304

Depreciation and amortization                                             465            433               41              39
                                                                     ---------       --------         --------         -------

Operating profit                                                        2,905          2,984              259             266
                                                                     ---------       --------         --------         -------

Other expense -Net                                                       (210)          (402)             (19)            (36)
                                                                     ---------       --------         --------         -------

Comprehensive financing cost:
Interest expense                                                       (1,123)        (1,131)            (100)           (101)
Other financing expense                                                  (194)          (132)             (17)            (12)
Interest income                                                           177            188               16              17
Exchange loss -Net                                                       (724)          (392)             (64)            (35)
Gain on monetary position                                                  68             79                6               7
                                                                     ---------       --------          -------         -------

Net comprehensive financing cost                                       (1,796)          (1,387)          (160)           (123)
                                                                     ---------       --------          -------         -------

Income before provision for income tax, deferred income tax
and special item                                                          899          1,194               80             106

Provisions for :
Income tax                                                               (275)           (12)             (24)             (1)
Deferred income tax expense                                               (45)          (132)              (4)            (12)
                                                                     ---------       --------          -------         -------

Income before special item                                                578          1,050               51              94
Special item-equity in loss of Unefon and Cosmofrecuencias                            (1,359)               -            (121)
                                                                     ---------       --------          -------         -------

Net  income (loss)                                               Ps       578     Ps    (309)     US$      51     US$     (28)
                                                                     =========       ========          =======         =======

Net income of minority stockholders                              Ps       453     Ps     104      US$      40     US$       9
                                                                     =========       ========          =======         =======

Net income (loss) of majority stockholders                       Ps       125     Ps    (413)     US$      11     US$     (37)
                                                                     =========       ========          =======         =======

End of Period Exchange Rate                                      Ps    10.40      Ps  11.23

 *    Mexican GAAP.
 **   The U.S. dollar figures  represent the Mexican peso amounts as of December 31, 2003, expressed as of December 31, 2003 purchasing power, translated at the exchange rate of Ps. 11.23 per U.S. dollar.


                       AZTECA HOLDINGS, S.A. DE C.V. AND SUBSIDIARIES
                             CONSOLIDATED RESULTS OF OPERATIONS*


[LOGO of
 TV AZTECA]    THOUSANDS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER

                                                                                   FOURTH QUARTER ENDED DECEMBER 31,
                                                                  -----------------------------------------------------------------

                                                                                                      MILLIONS OF U.S. DOLLARS (**)
                                                                                                     ------------------------------
                                                                        2002             2003              2002            2003

Net revenue                                                       Ps     2,107     Ps     2,302      US$     188     US$     205
                                                                      ---------        ---------          -------         -------

Programming, production, exhibition and transmission costs                 524              859               47              76
Sales and administrative expenses                                          282              274               25              24
                                                                      ---------        ---------          -------         -------

Total costs and expenses                                                   806            1,133               72             101
                                                                      ---------        ---------          -------         -------

Operating profit before depreciation and amortization                    1,302            1,170              116             104

Depreciation and amortization                                               96              127                9              11
                                                                      ---------        ---------          -------         -------

Operating profit                                                         1,206            1,043              107              93
                                                                      ---------        ---------          -------         -------

Other expense -Net                                                         (48)            (160)              (4)            (14)
                                                                      ---------        ---------          -------         -------

Comprehensive financing cost:
Interest expense                                                          (302)            (295)             (27)            (26)
Other financing expense                                                    (14)             (18)              (1)             (2)
Interest income                                                             35               42                3               4
Exchange loss  -Net                                                        (18)            (111)              (2)            (10)
Gain on monetary position                                                   11               36                1               3
                                                                      ---------        ---------          -------         -------

Net comprehensive financing cost                                          (288)            (347)             (26)            (31)
                                                                      ---------        ---------          -------         -------

Income before provision for income tax, deferred income
tax and special item                                                       870              536               77              48

Provisions for:
Income tax                                                                (116)             104              (10)              9
Deferred income tax expense                                                (45)            (157)              (4)            (14)
                                                                      ---------        ---------          -------         -------

Income before special item                                                 708              482               63              43
Special item-equity in loss of Unefon and Cosmofrecuencias                   -           (1,359)               -            (121)
                                                                      ---------        ---------          -------         -------


Net income (loss)                                                 Ps       708     Ps      (877)     US$      63     US$     (78)
                                                                      =========        =========          =======         =======

Net income (loss) of minority stockholders                        Ps       325     Ps      (342)     US$      29     US$     (30)
                                                                      =========        =========          =======         =======


Net income (loss) of majority stockholders                        Ps       383     Ps      (535)     US$      34     US$     (48)
                                                                      =========        =========          =======         =======


End of Period Exchange Rate                                       Ps   10.40       Ps   11.23


 *     Mexican GAAP.
 **    The U.S. dollar figures  represent the Mexican peso amounts as of December 31, 2003, expressed as of December 31, 2003 purchasing power, translated at the exchange rate of Ps. 11.23 per U.S. dollar.